Williamsburg Investment Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

FILED VIA EDGAR

November 7, 2019

Mr. Jeff Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Williamsburg Investment Trust (the “Trust”)

File Nos. 811-05685; 33-25301

Response to Comments on Form N-CSR for the Fiscal Year Ended March 31, 2019

Ladies and Gentlemen:

Mr. Jeff Long of the Commission’s staff contacted us on October 31, 2019 to provide comments on the Trust’s Form N-CSR for the fiscal year ended March 31, 2019. The following are comments provided and the Trust’s response:

1.	The Staff notes that the Schedule of Investments for The Jamestown Equity Fund (the “Fund”) indicates that nearly 11% of the Fund’s holdings were in exchange-traded funds (“ETFs”) as of March 31, 2019. However, there is no “Acquired Fund Fees and Expenses” (“AFFE”) line item in the fee table of the Fund’s August 1, 2019 prospectus. Please confirm that the fees and expenses incurred indirectly by the Fund as a result of its investments in ETFs do not exceed 0.01%, or alternatively, update the fee table in the Fund’s prospectus to include an AFFE line item that reflects the fees and expenses incurred indirectly by the Fund as a result of its investments in ETFs.

RESPONSE: The analysis of AFFE conducted in conjunction with the update to the August 1, 2019 prospectus revealed an expense ratio of .0099121%, therefore the AFFE line item was not included in the Fund’s Expense Table in the August 1, 2019 Prospectus. However, upon review of the AFFE analysis, we discovered that the iShares Expanded Tech Software ETF was inadvertently omitted from the analysis because it was not entered into the Fund Accounting system in a manner that would allow the system to flag the security for analysis. After including the iShares Expanded Tech Software ETF in the analysis, the Fund’s AFFE totaled .011370276%. Therefore, we have updated the fee table in the Fund’s prospectus to include an AFFE line item that reflects the fees and expenses incurred indirectly by the Fund as a result of its investments in money market funds and ETFs and have filed a supplement to the prospectus on November 7, 2019.

2.	The Financial Highlights for the Fund disclose that brokerage credits have been included in the calculation of the Fund’s expense ratios. Paragraph 4(b) of Item 13 of Form N-1A, however, prohibits brokerage credits from being reflected in the expense ratios of a fund’s Financial Highlights.

RESPONSE. The Financial Highlights for the Fund disclose that brokerage credits have been included in the calculation of the Fund’s “Ratio of Net Expenses to Average Net Assets,” however, brokerage credits have not been included in the calculation of the Fund’s “Ratio of Total Expenses to Average Net Assets.” We believe this presentation to be in accordance with Paragraph 4(b) of Item 13 of the Form N-1A instructions.

Thank you for your comments. Please contact the undersigned at 513/587-3402 if you have any questions.

Very truly yours,

/s/ Mark J. Seger

Mark J. Seger

Treasurer

cc: John L. Chilton, Esq. Sullivan and Worcester LLP